UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

           A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

            B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN

- INDEX -

 NOTE:  All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
       Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
June 27, 2011

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2010	December 31, 2009
Assets
Cash	$11,868,817	$-
Participant-directed investments at fair value	2,797,579,394	2,401,006,593
Receivables:
Accrued interest and dividends	-	488,336
Employer contributions	17,384	-
Due from broker for securities sold	1,280,632	624,283
Total receivables	1,298,016	1,112,619

Total assets	2,810,746,227	2,402,119,212

Liabilities

Due to broker for securities purchased	13,018,113	632,910

Net assets available for benefits at fair value	2,797,728,114	2,401,486,302

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(9,373,918)	(4,184,026)

Net assets available for benefits	$2,788,354,196	$2,397,302,276

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010
Additions
Investment income:
Net appreciation in fair value of investments	$228,607,816
Interest	6,491,383
Dividends	33,565,285
Total investment income	268,664,484

Contributions:
Employer contributions	143,336,875
Participant contributions	214,511,533
Total contributions	357,848,408

Total additions	626,512,892

Deductions
Benefits paid to participants	(235,460,972)

Total deductions	(235,460,972)

Net increase in net assets	391,051,920

Net assets available for benefits
Beginning of year	2,397,302,276
End of year	$2,788,354,196

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company).  An employee of the Plan Sponsor is eligible to participate in the Plan 180 days (six months effective January 1, 2011) after the employee’s original hire date.  The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan.  Effective September 13, 2010, the Plan changed its trustee and recordkeeper from State Street Bank and Trust Company (State Street) and Automatic Data Processing, Inc., respectively, to Wells Fargo Bank, N.A. (Wells Fargo).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions - Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Eligible employees are automatically enrolled as participants at a contribution rate of 1% of their pre-tax annual compensation unless they elect otherwise.  Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution.  For 2010, the maximum annual amount of catch up that could be contributed was $5,500.  The Company makes contributions to the Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company Match).  The Company Match formula is as follows:  the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%.  Participants are eligible to receive the Company Match pursuant to the terms of the Plan.  Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company Match, and an allocation of Plan earnings, and charged with benefit payments and allocations of Plan losses and investment expenses.  Allocations are based on participant earnings on account balances.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting - All participants are 100% vested in the Plan at all times.

Investments - The 22 investment options to which participants may direct their contributions include one investment contract (stable value) fund, 11 target retirement date funds (collective trusts), nine mutual funds consisting of two small-cap funds, two mid-cap funds, three large-cap funds, one intermediate-term bond fund, and one international fund, and Lowe’s Companies, Inc. common stock.  Prior to the change in trustees on September 13, 2010, the Plan invested excess cash in a short-term money market fund.  Subsequent to the transition, excess cash is held in a non-interest bearing cash account.  During the year the Plan made certain changes to its investment options that resulted in a decrease in the number of large-cap funds and the addition of an intermediate-term bond fund. The Plan also moved each of its existing 11 target retirement date mutual funds to collective trusts that are similar in nature, but are at a lower cost structure.

Payment of Benefits - Subsequent to termination of service, a participant with a vested account value of $1,000 or less will receive a lump-sum distribution equal to the participant’s vested account balance.  If the vested account value is greater than $1,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  If the participant does not make such an election and the vested account value is $5,000 or less, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee.  If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship.  Such withdrawals must total at least $1,000 and be approved by the Plan's recordkeeper or the Administrative Committee.  Participants who have attained age 59½ are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor.  The ESOP was merged into the Plan effective September 13, 2002.  Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein.  Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Refer to Note 3 for additional details regarding the Plan’s valuation methods.

The fully benefit-responsive investment contract is stated at fair value and then adjusted to be presented on a contract value basis in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income are recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Interest earned on the investment contract is reinvested on daily basis and was reinvested on a monthly basis prior to the change in trustees.

Investment management expenses charged to the Plan for investments in the mutual funds and collective trusts are deducted from income earned on a daily basis and are not separately reflected.  Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefits are recorded when paid.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $861,602 and $454,642 at December 31, 2010 and 2009, respectively.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that amends the existing requirements for fair value measurement and disclosure.  The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.  It also clarifies and expands upon existing requirements for measurement of the fair value of financial assets and liabilities as well as instruments classified in shareholder’s equity.

The guidance is effective for fiscal years beginning after December 15, 2011.  The Company is currently evaluating the impact of the adoption of the guidance on the Plan financial statements.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities
•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables present the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2010 and 2009, respectively:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Participant-directed investments at fair value:
Common stock	$1,573,546,838	$1,573,546,838	$-	$-
Mutual funds:
Large-cap	232,609,980	232,609,980	-	-
Mid-cap	239,142,461	239,142,461	-	-
Small-cap	59,091,315	59,091,315	-	-
Intermediate bond	14,134,575	14,134,575	-	-
International	100,978,444	100,978,444	-	-
Collective trusts:
Target retirement date	366,160,469	-	366,160,469	-
Investment contract	211,915,312	-	211,915,312	-
Total participant-directed investments at fair value	$2,797,579,394	$2,219,503,613	$578,075,781	$-

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Participant-directed investments at fair value:
Common stock	$1,494,640,835	$1,494,640,835	$-	$-
Mutual funds:
Large-cap	187,869,488	187,869,488	-	-
Mid-cap	167,065,493	167,065,493	-	-
Small-cap	34,778,679	34,778,679	-	-
Target retirement date	232,218,540	232,218,540	-	-
International	85,186,777	85,186,777	-	-
Money market fund	12,976,686	12,976,686	-	-
Investment contract	186,270,095	-	186,270,095	-
Total participant-directed investments at fair value	$2,401,006,593	$2,214,736,498	$186,270,095	$-

When available, quoted prices in active markets are used to determine fair value.  When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy.  When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The Plan’s investments in common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges.  When available, the Plan’s mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan.  Quoted market prices were not available for certain target retirement date funds held in collective trusts as of December 31, 2010.  The collective trusts are stated at estimated fair value, which have been determined based on the unit values of the collective trusts. Unit values are determined by the organization sponsoring such collective trusts by dividing the collective trusts’ net assets at fair value by its units outstanding at each valuation date. These funds were valued using the quoted prices of the underlying securities, which represent the net asset value of shares held by the Plan.  Money market funds are valued at cost plus accrued interest.  The fair value of the benefit-responsive investment contract is determined based on the Plan’s ownership percentage applied to the value of the investment contract.  The value of the contract is determined based on the fair value of the underlying assets owned under the investment contract, consisting primarily of fixed income securities.  The fair values of the underlying securities are measured using closing sales prices reported on recognized securities exchanges, when such information is available.  When quoted prices in active markets are not available, the fair values of the underlying securities are determined using pricing models and the inputs to those pricing models are based on observable market inputs such as interest rates and credit standing of the issuer or counter-party.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Lowe’s Companies, Inc. common stock (1)	$1,573,546,838	$1,494,640,835
Investment contract – Metropolitan Life Insurance Company, #25066	$211,915,312	$186,270,095
Mutual fund - T. Rowe Price Mid-Cap Growth Fund (2)	$140,961,212	$92,022,099

(1) The Plan held 62,741,102 shares and 63,900,848 shares at December 31, 2010 and 2009, respectively.
(2) The balance at December 31, 2010 represents 5% or more of the Plan’s net assets available for benefits, whereas the balance at December 31, 2009 does not.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $228,607,816 as follows:

Year ended December 31, 2010
Common stock	$105,128,762
Mutual funds:
Large-cap	23,851,828
Mid-cap	40,721,391
Small-cap	9,844,196
Intermediate bond	(49,904)
International	7,258,352
Collective trusts:
Target retirement date	41,853,191
Net appreciation in fair value of investments	$228,607,816

Note 5 - Investment Contract with Insurance Company

The Plan has entered into an investment contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintains contributions in a general account, which is credited with earnings on the underlying investments and is charged for participant withdrawals and administrative expenses.  The contract is fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The interest rate credited to participants (Participant Rate) is adjusted annually on January 1 by MetLife after considering the current market value of the underlying funds, the anticipated market rates of the funds’ investments, expected payments into and out of the funds, the amortization of any differences between market value and guaranteed value, and the anticipated expenses.  The Participant Rate will track current market rates (Market Rate) on a trailing basis, but may be no less than 0%.  The average yield, calculated by dividing the earnings credited to participants based on the Participant Rate by the fair value of all investments in the fund, was 3.39% and 2.61% for the years ended December 31, 2010 and 2009, respectively.  The Market Rate earned by the contract’s investments was 6.04% and 8.68% for the year ended December 31, 2010 and 2009, respectively.

Both the Plan and MetLife have the right to cancel the contract under certain circumstances.  In general, either party must provide 30 to 60 days notice unless cancellation is due to non-performance.  Upon termination, the Plan has the option to be paid its share of the market value of the underlying investments or guaranteed value.  If the Plan selects the market value option, MetLife may elect to pay the market value in monthly installments of no less than $10 million, depending on whether in MetLife’s judgment there would be an adverse impact to other participants in the funds.

If the Plan selects the guaranteed value option, MetLife will invest the market value of the funds in a benefit-responsive interest contract with a term of no more than six years, depending on the difference between market and guaranteed values.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-in-Interest Transactions

Prior to the change in trustees on September 13, 2010, the Plan held investments in a money market fund managed by State Street, who at the time, was the trustee as defined by the Plan.  Transactions relating to the money market fund qualified as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund.

At December 31, 2010 and 2009, the Plan held 62,741,102 shares and 63,900,848 shares, respectively, of common stock of Lowe’s Companies, Inc., the Plan Sponsor, with a cost basis of $881,563,802 and $827,187,022, respectively.  For the year ended December 31, 2010, the Plan recorded dividend income of $25,630,254 from these shares.

Note 8 - Tax Status

On April 21, 2010, a favorable determination letter response was received from the Internal Revenue Service (IRS) indicating that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator, the Plan Sponsor’s benefits counsel and the Plan’s tax counsel continue to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Under GAAP, Plan management is required to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
Net assets available for benefits:
Participant-directed investments at fair value	$2,797,579,394	$2,401,006,593
Adjustment from fair value to contract value for fully benefit-responsive investment
contract (Notes 2 and 5)	(9,373,918)	(4,184,026)
Total Investments (Current Value Column) per Form 5500 Schedule of Assets	$2,788,205,476	$2,396,822,567

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Lowe’s Companies, Inc.	Common Stock	**	$ 1,573,546,838

Metropolitan Life Insurance Company, #25066	Investment Contract	**	202,541,394

American Century ValueFund – Institutional Class	Mutual Fund	**	116,863,499

American Funds EuroPacific Growth Fund	Mutual Fund	**	100,978,444

American Funds The New Economy Fund	Mutual Fund	**	34,347,640

BlackRock Small Cap Growth Equity Portfolio	Mutual Fund	**	42,269,354

PIMCO Total Return Fund	Mutual Fund	**	14,134,575

T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	**	140,961,212

T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	98,181,249

T. Rowe Price Small-Cap Value Fund	Mutual Fund	**	16,821,961

Vanguard Institutional Index Fund	Mutual Fund	**	81,398,840

Vanguard Target Retirement 2005 Fund	Collective Trust	**	6,686,274

Vanguard Target Retirement 2010 Fund	Collective Trust	**	16,183,449

Vanguard Target Retirement 2015 Fund	Collective Trust	**	35,408,108

Vanguard Target Retirement 2020 Fund	Collective Trust	**	45,584,083

Vanguard Target Retirement 2025 Fund	Collective Trust	**	47,028,757

Vanguard Target Retirement 2030 Fund	Collective Trust	**	41,016,247

Vanguard Target Retirement 2035 Fund	Collective Trust	**	38,615,990

Vanguard Target Retirement 2040 Fund	Collective Trust	**	34,969,282

Vanguard Target Retirement 2045 Fund	Collective Trust	**	37,232,503

Vanguard Target Retirement 2050 Fund	Collective Trust	**	54,045,051

Vanguard Target Retirement Income Fund	Collective Trust	**	9,390,726

Total Investments			$ 2,788,205,476

*     Permitted party-in-interest
**   Cost information is not required for participant-directed investments and, therefore, is not included.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2010

		Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

☐	Check here if late participant loan contributions are included	$-	$1,242	$-	$1,242

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 27, 2011	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Deloitte & Touche LLP